MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

October 17, 2016

VIA EDGAR

Deborah Skeens, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Small-Cap Growth Portfolio

File Nos. 033-13954 and 811-05141

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on September 23, 2016, concerning post-effective amendment (“PEA”) No. 123 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-1A (including the Prospectus (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on August 10, 2016 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the Small-Cap Growth Portfolio, a new series of the Registrant (the “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Principal Risks

a.	Comment: New Funds Risk: Please consider including risk disclosure related to investing in a new fund.

Response: The Registrant respectfully declines this comment as it believes the Prospectus has adequate risk disclosure regarding the principal investment strategies of the Fund.

Deborah Skeens, Esq.

October 17, 2016

b.	Comment: Liquidity Risk: Please clarify in the disclosure that this risk is applicable to the Fund due to its investment in small-capitalization companies.

Response: The Registrant has analyzed the existing disclosures in light of the comment and believes the current disclosure is adequate. In the Fund Summary section of the Prospectus, the Liquidity Risk disclosure explains that certain holdings may be difficult to value, purchase and sell because there is a limited market for the investment or there are restrictions on resale. In addition, the Additional Risk Information section discloses that it may be difficult or impossible to liquidate a small-capitalization position at an acceptable time and price because of the potentially less frequent trading of stocks of smaller market capitalizations.

2.	Performance

Comment: Benchmark Index: Please supplementally identify the broad-based securities market index that will be utilized for this Fund.

Response: The Registrant expects to utilize the Russell 2000 Growth Index as the Fund’s broad-based securities market index.

3.	Additional Summary Information

Comment: Class P: Since the Fund only offers Class P shares, please confirm that only Class P is discussed in the Prospectus, and, if necessary, remove all references to any other share class for the Fund.

Response: The Registrant confirms that only Class P is referred to in the Prospectus.

4.	Item 9 Disclosure

Comment: Item 9 Disclosure: Please review the Item 4 and Item 9 principal investment strategies and risk disclosures for the Fund and determine what, if any, additional details should be included in the Item 9 disclosure, or explain supplementally why the Registrant believes additional information is not necessary.

Response: The Registrant has reviewed the Item 9 disclosure in light of the comment and believes additional Item 9 disclosure is unnecessary. The Item 9 disclosure provides more detailed information regarding the Fund’s principal investment strategies and risks, including information regarding the sub-adviser’s investment decision-making and portfolio construction processes.

Deborah Skeens, Esq.

October 17, 2016

5.	General Investment Information

a.	Comment: Investment Policies: Please delete disclosure regarding investment policies of other series of the Registrant that are not applicable to the Fund, such as investment policies related to certain countries or certain ratings.

Response: The language has been amended accordingly.

b.	Comment: Temporary Defensive Purposes: Disclosure in this section indicates that “a Fund may temporarily invest (partially or extensively) in . . . mortgage-related and asset-backed securities.” (Emphasis added). Please clarify whether the Fund may use these types of securities for temporary defensive purposes and, if so, please specify the types.

Response: The Fund does not intend to utilize mortgage-related and asset-based securities for temporary defensive purposes. The language has been amended accordingly.

6.	Additional Risk Information

a.	Comment: In the lead-in paragraph of this section, please consider deleting or modifying the third sentence, which implies that the Prospectus relates to series of the Registrant other than the Fund.

Response: The language has been amended accordingly.

b.	Comment: If any of the additional risks described in this section are principal risks of the Fund, please consider including corresponding disclosure in the Fund Summary section.

Response: The additional risks described in this section that are not disclosed in the Fund Summary section are those risks of which the Registrant believes investors should be aware. However, there is no particular investment strategy that predisposes the Fund to these additional risks. Therefore, the Registrant does not believe these risks are sufficiently material to warrant disclosure in the Fund Summary section.

Deborah Skeens, Esq.

October 17, 2016

7.	Additional Information About Fees and Expenses

Comment: Fee Waivers and Expense Limitations: As the Fund has a contractual expense limitation agreement that provides for recoupment of amounts reimbursed by Pacific Life Fund Advisors LLC, please note that such recapture is limited to the lesser of: 1) the expense limit in effect at the time of the reimbursement, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance, specifically 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please confirm that the Registrant’s expense limitation agreement is consistent with this guidance.

Response: So confirmed.

8.	Other Fund Information

Comment: How Share Prices Are Calculated/Determination of Net Asset Value: The Staff notes the following disclosure: “Information that becomes known to the Trust or its agents after the scheduled close of the NYSE on a particular day will not normally be used to retroactively adjust the price of an investment for that same business day.” Please supplementally explain how information that becomes known after the scheduled close of the NYSE may be used to retroactively adjust the price of an investment for that same business day, or delete the word “normally” from the above-referenced disclosure.

Response: The Registrant believes that, in some cases, it may be appropriate to use information that becomes known after the scheduled close of the NYSE to retroactively adjust the price of an investment. For example, pre-market close information may be delayed in reaching the Registrant or its agents until after the scheduled close of the NYSE. As noted in the sentence that immediately follows the above-referenced disclosure, such information may include late dividend notifications, legal or regulatory matters, corporate actions, and corrected/adjusted last sales prices or official closing prices from an exchange. Accordingly, the Registrant believes the qualifier “normally” should remain in the disclosure.

SAI Comments

9.	Additional Investment Strategies

Comment: Privately Issued Mortgage Related Securities: With respect to privately issued mortgage-backed securities, because these types of securities may raise liquidity

Deborah Skeens, Esq.

October 17, 2016

issues, if the Fund invests principally or non-principally in such securities please include information regarding how much the Fund will invest in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, such as Collateralized Loan Obligations (“CLOs”), Collateralized Debt Obligations (“CDOs”), or non-agency residential Mortgage-Backed Securities. If the Fund will invest more than 15% of its net assets in these securities, please explain in detail how the Trust’s Board determined that these expected holdings are liquid. Your response should include general market data on the types of investments and data on the liquidity of specific investments of the type that the Fund will invest in. Eight items for the Trust’s Board to consider are:

1.	Existence of an active market for the asset, including number, diversity and quality of market participants.

2.	Frequency of trades or quotes for the asset, and average daily trading volume for the asset.

3.	Volatility for trading prices for the asset.

4.	Bid/ask spread for the asset.

5.	Restrictions of trading on the asset and limitations on transfer of the asset.

6.	Size of the Fund’s position in the asset relative to the asset’s average daily trading volume, and as applicable, number of units of the asset outstanding.

7.	Availability of, and adviser’s access to, information on underlying loans or other assets held by CLOs and CDOs and borrowers.

8.	How the Fund will be able to appropriately value these instruments on a daily basis.

Response: The Fund currently does not intend to invest in privately issued mortgage related securities. The Registrant observes that there is no current legal requirement to disclose in the Fund’s SAI the specific factors considered by its Board of Trustees in making liquidity determinations with respect to particular investments.

10.	Fundamental Investment Restrictions

a.	Comment: Concentration – Assets: While the Staff recognizes that the Registrant’s fundamental policy on concentration has been approved by shareholders pursuant to a proxy vote, it is the Staff’s opinion that changing the language from “total assets (taken at market value at the time of such investment)” to “assets” in fundamental investment restriction #8 is not consistent with Commission positions. Please clarify in the narrative that assets refer to total assets.

Response: The Registrant observes that the language that the Staff is now questioning was reviewed by the Staff in connection with the proxy vote noted, and no objection was raised at that time. The Registrant believes that “assets” as used

Deborah Skeens, Esq.

October 17, 2016

in the policy is commonly understood, under plain English principles, to mean “total assets.” In addition, Page 1 of the SAI states that if “net assets” are not specified, then any percentage limits refer to “total assets.” As such, the noted language regarding “more than 25% of [a Fund’s] assets” means “total assets.” Accordingly, the Registrant respectfully declines to add additional disclosure.

b.	Comment: Concentration – Other Investment Companies: Subsection (iii) of the Registrant’s fundamental policy on concentration provides, in effect, that the 25% limit on investments in the securities of issuers in any particular industry does not apply to securities of other investment companies that do not have a policy to concentrate in a particular industry. This language was not in the preliminary proxy statement that was reviewed by the SEC staff in connection with the proxy vote. Please explain the legal basis for this clause.

Response: Section 8(b)(1) of the Investment Company Act, requires, in pertinent part, the Registrant to include in its registration statement “a recital of the policy” of the Registrant in respect of “concentrating investments in a particular industry or group of industries.” The Registrant’s policy, with the subsection (iii) exception, meets this legal requirement. Moreover, the Registrant observes that the language in question was added in response to a Staff comment to the preliminary proxy statement, as expressly disclosed in the correspondence that was filed in connection with the definitive proxy statement. See Registrant’s response to Comment 8(a) in letter dated April 29, 2016, as filed via EDGAR.

c.	Comment: Concentration – Tax-Exempt Municipal Securities: Subsection (iv) of the Registrant’s fundamental policy on concentration provides, in effect, that the 25% limit on investments in the securities of issuers in any particular industry does not apply to “tax-exempt municipal securities.” Please add supplemental disclosure clarifying that “tax-exempt municipal securities” do not include securities issued by a private issuer. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Release No. 9785 (May 31, 1977).

Response: In light of the Staff’s comment, disclosure will be added to the section titled “Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions” to clarify that tax-exempt municipal securities do not include privately issued securities.

Deborah Skeens, Esq.

October 17, 2016

11.	Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions

Comment: Borrowing: Please clarify that the restriction on borrowing applies on a continual basis.

Response: The language provides that borrowing is permitted if the required asset coverage is “maintained.” The plain English meaning of “maintain” is to keep up or carry on or to continue, obviating the need for the requested language. Nonetheless, in light of the Staff’s comment, disclosure will be added to the section titled “Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions” to clarify that restrictions on borrowing apply immediately after the borrowing and continuing thereafter.

12.	Investment Advisory Fee Schedules

a.	Comment: Sub-Advisory Fees: Pursuant to Item 19(a)(3) of Form N-1A, the Staff believes that the sub-advisory fee rates are required to be disclosed, and that the contractual sub-advisory agreement filed as an exhibit to the Fund’s registration statement should include the sub-advisory fee schedule, as shareholders ultimately pay sub-advisory fees. Please explain your legal basis for omitting this information.

Response: The Registrant believes that information regarding sub-advisory fees is not required by Item 19(a)(3) of Form N-1A, nor is it required to be included as an exhibit to the registration statement pursuant to Item 28(d). The Registrant notes that Item 19(a)(3) of Form N-1A requires disclosure of: The method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation provision. (Emphasis added). Sub-advisory fees are paid by the Funds’ investment adviser, not the Funds.

b.	Comment: Investment Advisory Fees Paid or Owed: In this section, please confirm or clarify in the disclosure (as applicable) that the figures in the chart reflect fees paid to any affiliated sub-adviser.

Response: The Fund is not, nor is any other series of the Registrant, sub-advised by an entity that is an “affiliated person” of the Registrant within the meaning of

Deborah Skeens, Esq.

October 17, 2016

Section 2(a)(3) of the Investment Company Act, other than by virtue of the entity’s status as an investment adviser of the Registrant within the meaning of Section 2(a)(3)(E). Nonetheless, in light of the Staff’s comment, the disclosure will be amended to clarify that the figures in the chart reflect the net investment advisory fees paid or owed to any sub-adviser for the applicable periods.

General Comments:

13.	Comment: Please confirm supplementally that all missing information regarding the Fund will be included before the effective date of the post-effective amendment.

Response: The Registrant confirms that all missing information will be so included.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP